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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: 15 June 2005

NATIONAL GRID TRANSCO plc
(Registrant's Name)

1-3 Strand
London WC2N 5EH
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

The following is the Annual Review sent to National Grid Transco's security holders. The Annual Review is also available on our website, at www.ngtgroup.com.

Erratum

Please note that the key to the TSR performance graph has been inverted. The correct version is printed below.

Performance graph

The graph below represents the comparative TSR performance of the Group from 31 March 2000 to 31 March 2005. For the period before the merger of National Grid Group plc and Lattice Group plc the TSR shown is that of National Grid Group plc.

This graph represents the Group's performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid Transco is a constituent. This graph has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Experts in Networks

Annual Review 2004/05

National Grid Transco

Financial Highlights

        The strength of our results demonstrates the successful delivery of our strategy and the quality of our overall operational performance in both the UK and the US.

Contents

01	Experts in Networks
02	Chairman's Statement
04	Chief Executive's Review
07	Operating Safely
09	Operating Performance
12	Investing for Growth
13	Investing in our People
15	Our Responsibility for the Environment
17	Our Responsibility to Society
18	Board of Directors
20	Summary Operating and Financial Review
22	Summary Directors' Report
23	Summary Directors' Remuneration Report
26	Summary Group Profit and Loss Account
27	Summary Group Balance Sheets
27	Note to Summary Financial Statement
28	Basis of Preparation and Accounting Policies
28	Independent Auditors' Statement to the Members of National Grid Transco plc
28	Independent Verifier's Statement on Operating Responsibly
29	Shareholder Information

Important Notice

        This Summary Financial Statement, as extracted from the full Annual Report and Accounts, does not contain sufficient information to allow for a full understanding of the results of the Group and the state of affairs of the Company or the Group as would be provided by the full Annual Report and Accounts.

        The Auditors' Report on the full financial statements for the year ended 31 March 2005 was unqualified and did not contain a statement concerning accounting records or failure to obtain necessary information and explanations.

        Shareholders who would like more detailed information may obtain a copy of the full Annual Report and Accounts 2004/05 and request any future full Annual Report and Accounts by contacting Capita Registrars, whose details are on page 29.

Cautionary Statement

        This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Because these forward-looking statements are subject to assumptions, risks and uncertainties, actual future results may differ materially from those expressed in or implied by such statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining or adverse conditions contained in regulatory approvals, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards, technological developments, the failure to retain key management, the availability of new acquisition opportunities or the timing and success of future acquisition opportunities. Other factors that could cause actual results to differ materially from those described in this document include the ability to continue to integrate the US and UK businesses acquired by or merged with the Group, the failure to achieve reductions in costs or to achieve operational efficiencies, unseasonable weather impacting on demand for electricity and gas, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, the impact of the separation and the planned disposals of four of our UK Gas Distribution networks and any adverse consequences arising from outages on or otherwise affecting energy networks which we own and/or operate. For a more detailed description of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with the US Securities and Exchange Commission (and in particular the Risk Factors section filed with our latest Annual Report on Form 20-F). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. National Grid Transco does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this document.

Experts in Networks

        National Grid Transco is dedicated to being the world's premier network utility, primarily focused on delivering energy safely, reliably and efficiently.

        We own the high-voltage electricity transmission system in England and Wales and operate the system across Great Britain. We also own and operate the high pressure gas transmission system in Britain. In addition, we have electricity transmission systems in the northeastern US.

        Our local distribution networks deliver gas to homes and businesses throughout Britain. We distribute electricity in the northeastern US to approximately 3.3 million customers and gas in upstate New York to around 565,000 customers.

        We also have a number of businesses operating in related areas such as wireless network infrastructure for broadcast and mobile telephones, metering and interconnectors.

        All our networks are highly complex — requiring a unique mixture of skills, experience and planned investment.

Chairman's Statement

        We are committed to operating our networks to the highest standards of safety, reliability and efficiency.

        This has been a particularly active year in which we have taken two important strategic steps. The planned sales of four of our UK Gas Distribution networks for £5.8 billion means we can return £2 billion of value to our shareholders and repay around £2.3 billion of debt when the sales are completed. We also acquired the UK operations of Crown Castle International Corp. for £1.1 billion and are now the UK's leading independent provider of wireless infrastructure services.

        In everything we do, safety is paramount. I am therefore pleased that we have achieved still higher standards of safety across the Group in our drive towards our target of zero incidents.

        Our operational performance has also been good and we have continued to achieve world-leading standards of reliability in the delivery of energy. In the UK last year, we delivered all but one unit in five million units of the electricity demanded — a standard bettered only once in the last decade.

        We are proud that, for a second year, the strength of our performance has been recognised by our 2nd place ranking in Business in the Community's Corporate Responsibility Index. Indeed, we have been rated as the top utility in this index for the second year running.

Group results and dividend

        These achievements complement a successful set of financial results despite the continued weakness of the US dollar, the impact of a warm winter on our UK Gas Distribution business and increased replacement expenditure.

        The Group delivered a solid financial performance for the year ended 31 March 2005. We have continued to drive adjusted earnings per share*, up 6% over the same period last year from 33.9 pence† to 35.9 pence.

        Adjusted operating profit* rose by 3% from £2,148 million†‡ to £2,212 million, based on a constant US dollar/sterling exchange rate.

        In the light of these results and our confidence in the Group's longer-term prospects, your Board is recommending a final dividend of 15.2 pence per ordinary share (US$1.3869 per American Depositary Share (ADS)). This brings the total dividend for the year to 23.7 pence per ordinary share (US$2.1734 per ADS). This will bring dividend growth of nearly 40% since the merger of the Lattice and National Grid groups. From this higher dividend level, we will then maintain our target of 7% annual dividend growth over the three years to March 2008.

        The return of £2 billion to shareholders, following the planned sales of the UK Gas Distribution networks, will be by way of a B share scheme, followed by a share consolidation. This will provide shareholders with the choice of receiving the return as a dividend or as a repurchase of B shares. More information on this is provided in the Circular to Shareholders.

Strategic direction

        Our strategy remains focused on creating value for shareholders through growing organically by investing in our network infrastructure and operating it more effectively, as well as through selective acquisitions. We continue to exercise strict discipline in the allocation of capital to ensure that any acquisition is capable of enhancing value — no other criteria being acceptable.

        To strengthen our Group identity after the planned sales of four of our UK Gas Distribution networks, the Board is proposing to change the Group name from National Grid Transco to National Grid. This will reflect the new shape of the Group and achieve a consistent identity in the UK and the US, where we have been unable to use the Transco name.

Governance

        Since the formation of National Grid Transco, we have been committed to pursuing leading governance practices. We strive for constant improvement through rigorous annual evaluation of our Board and Executive effectiveness.

        Modern boards, operating internationally, face constant change on many fronts. During the year, we have positioned the Group for the introduction of the new International Financial Reporting Standards (IFRS), as well as embarking on extensive preparations for reporting management's internal control assessment under Sarbanes-Oxley in 2006/07.

The Board

        Increasingly, important work is delegated to Board Committees. We are fortunate that ours are led by highly competent Non-executive Directors who report regularly to the Board on key issues, decisions and recommendations. In order to ensure that Committees are refreshed and the workload spread, Committee membership has recently been reviewed and adjustments made.

        The Nominations Committee has paid careful attention to the preparation of succession and development plans for Executive Directors and the leadership group below the Board. We also consider, on a regular basis, our Non-executive Director succession plans and development needs as well as ensuring our skill and experience mix is fit for purpose.

        As announced at last year's Annual General Meeting, Deputy Chairman James Ross retired from the Board in October 2004 on the second anniversary of the merger. I would like to record my very deep appreciation for the significant contribution that James made to the establishment of our new Group. James's role as Senior Independent Director has been taken on by Ken Harvey. I am pleased to announce the appointment of John Allan, Chief Executive of Exel plc, as a new Non-executive Director with effect from 1 May 2005. We wish Ken and John every success in their new roles.

Investing in the community

        We continue to place considerable emphasis on our relationships with the local communities we serve and the wider social needs of the societies in which we operate. In order to enhance Group-wide co-ordination across our operations, a new Social Policy Committee has been established, which will absorb the previous valuable work undertaken by the National Grid Transco Foundation. The Committee is chaired by Roger Urwin, our Group Chief Executive.

        One initiative of which I am particularly proud is the Young Offender Training and Employment Programme, which won a National Training Award for outstanding achievement in 2004. This year, the scheme was also commended by two parliamentary committees as making a real contribution to the rehabilitation of offenders. The programme trains young offenders in the final stages of their prison sentences. On completion of the course, they are offered available jobs in their home areas. National Grid Transco is spearheading the national roll-out of this Government-backed programme. Over the past year, some 50 companies have committed to replicate the scheme across a range of business sectors.

People

        We have achieved a great deal this year — and none of it would have been possible without the skills and dedication of everyone in the Group. I would like to thank the Executive team for its strong leadership and all our employees for their commitment and enthusiasm to achieving our aim to be the world's premier network utility.

        In particular, I pay tribute to the considerable efforts of all those involved in the complex network sales process in the UK and the readiness of our employees to respond to calls for help in the US when Florida was devastated by hurricanes.

Outlook

        The continued robust performance of our businesses across the Group underpins our confidence that we will continue to create value for shareholders, earning premium returns through the delivery of our strategy.

Sir John Parker
Chairman

*
Excludes the impact of exceptional items and goodwill amortisation

†
Restated for Financial Reporting Standard (FRS) 20

‡
Restated from £2,213 million on an actual currency basis to a constant currency basis using 2004/05 average US dollar/sterling exchange rate

Chief Executive's Review

        It has been another good year for National Grid Transco, with improved operational and financial performance. We are delivering our strategy.

Strategy

        Our goal is to be the world's premier network utility.

        We concentrate on regulated networks which transport gas and electricity. Our world is highly regulated, which means that good relationships with economic and safety regulators and all our stakeholders are essential to our success because they set the frameworks within which we operate. Our ability to manage this complex environment puts us in a strong position to create opportunities and to make superior financial returns.

        We aim for operational excellence, setting our performance against efficiency benchmarks and regulatory targets, with the utmost attention to safety and reliability.

        We instil a disciplined approach to capital management which means that investment opportunities, organic or strategic, are considered only where value can be created.

        The skills of our employees are at the heart of our success in reaching world-class safety, operating and financial performance. We rely on their skills to take advantage of opportunities to grow our business organically and to invest in new energy delivery networks as well as other network-related businesses which we believe have an acceptable risk profile.

Progress

        Delivering our strategy is our day-to-day work. We continue to look to improve our performance — safety, financial and operational; share knowledge and skills; and invest responsibly for growth. Our drive to be the best that we can be is key to the results of our business.

        We have made significant operational progress:

  •
  Improved safety performance, with 29% fewer incidents where employees needed to take time off work compared with 2003/04.

  •
  Good operating performance, including the reliable delivery of all but one unit out of every five million units of the electricity demanded in the UK.

  •
  Good financial performance, with underlying earnings per share up by 6%.

  •
  Good organic growth, including a continued high level of investment of £1.9 billion during the year.

  •
  Excellent reputation as a responsible business. In April 2005, we were placed 2nd in Business in the Community's third Corporate Responsibility Index. We also improved our placing in the Dow Jones World and Stoxx sustainability indices, which together influence some £2 billion of responsible investment around the world.

        We also made two strategic steps.

        Our most significant move was the agreement, in August 2004, to sell four of our Gas Distribution networks in the UK at a price of £5.8 billion, a considerable premium to the regulatory value at 31 March 2005. We have announced the proposed return of £2 billion to shareholders with around £2.3 billion of the proceeds to be used to repay debt. Following the completion of these sales, which are now anticipated to occur on 1 June 2005, we will still own the largest Gas Distribution network in the country, but with a new unified structure which will enable us to place an increased emphasis on safety and efficiency, and on the sharing of best practice.

        In August, we also completed the £1.1 billion purchase of the UK operations of Crown Castle International Corp. Combined with our existing Gridcom UK business, we are now the UK's leading independent provider of towers and masts for mobile phone operators. We are one of two providers of broadcast transmission towers in the UK, providing transmission services to the BBC and BSkyB amongst others. Our core network skills put us in a strong position to take advantage of the growing demand in this key area, which we refer to as wireless infrastructure.

        In the following pages, we take a closer look at our progress in the key areas of our business—our safety, our operations, our investment, our people, and our commitment to the environment and society. More detail can be found in our Operating and Financial Review on pages 21 to 59 of our full Annual Report and Accounts and on our website www.ngtgroup.com.

        There is considerable scope for organic growth within our existing UK and US businesses and this will be our first priority.

Financial performance

        We have delivered a good operating performance across the Group. We have continued to produce strong operating cash flows and have invested £3 billion for future growth.

        Adjusted operating profit* from our UK electricity and gas transmission business increased 7% compared with last year from £759 million† to £809 million, and from our US electricity transmission business was up to £123 million, an increase of some 3%, based on a constant US dollar/sterling exchange rate.

        Our UK Gas Distribution business' contribution to the Group's adjusted operating profit* was down to £570 million, due, as expected, to a decline in formula income, exacerbated by a very mild winter, and to the increased investment in our mains replacement programme. However, whilst managing the highly complex process of selling four regional networks, controllable costs were reduced by another 3% in real terms.

        The performance from US electricity and gas distribution was particularly strong, with adjusted operating profit* up by 15% to £374 million compared with £325 million† last year, based on a constant US dollar/sterling exchange rate. This increase was largely attributable to the continued success of our efficiency programmes.

        Adjusted operating profit* for wireless infrastructure was up £40 million at £46 million due to the strategic acquisition of the UK operations of Crown Castle International Corp. in August 2004. The business is performing in line with the Group's expectations and the integration with the Group's existing business, Gridcom UK, is on track.

        The Group's other activities contributed £162 million to adjusted operating profit*, an additional £66 million (69%) compared with £96 million† last year. This reflected increased property stock sales by SecondSite Property, elimination of losses from Fulcrum Connections and items relating to insurance, in part offset by the expected impact of lower prices charged by the Group's Metering business under new contracts signed with its gas supply customers.

Outlook

        We see considerable scope for organic growth within our existing UK and US businesses and this will be our first priority. We will do this by investing appropriately and continuing to control costs in our core businesses.

        Overall, we will remain focused on our strategy to achieve world-class performance and deliver premium returns in a responsible manner for our shareholders.

Roger Urwin
Group Chief Executive

*
Excludes the impact of exceptional items and goodwill amortisation

†
Restated for FRS 20

Operating Safely

        Safety is paramount and we constantly emphasise the importance for each of us to ensure our own safety, the safety of our colleagues, our contractors and the public, as well as the safety of our networks.

        During late summer 2004, Florida was battered by hurricanes, leaving millions of people without power. On two occasions within a matter of weeks, crews from our New York and New England operations travelled to Florida to help restore power following requests for aid by one of the state's power companies.

        During 2004/05 we included, for the first time, directly supervised contractors in our employee safety statistics for UK Gas Distribution, as this more accurately recognises the day-to-day management of their safety performance. When the number of Lost Time Injuries (LTIs) in 2003/04 (254) is restated to include this type of contractor, the number of LTIs across the Group has reduced from 283 in 2003/04 to 201 in 2004/05, a 29% improvement. The Group Incident Frequency Rate (LTIs per 100,000 hours worked) over the same period has improved from 0.51 to 0.37, a 27% improvement.

        These are very encouraging figures, making us more determined than ever to eliminate all injuries.

        We are putting greater focus on contractor safety. As part of this, we have actively engaged our contractors in reporting near misses both in the UK and US. During 2004/05, contractor LTIs across the Group have fallen by 37%.

        Against this much improved background, we record with regret the following deaths associated with our operations. In separate incidents, two contractors died while working on our US electricity distribution system and one contractor died while travelling in the UK between work sites. Sadly too, an elderly member of the public died after being hit by a vehicle from our UK Gas Distribution operations. In the UK, an employee died while travelling to work.

        Our networks deliver vital energy and services to consumers, safely and reliably each and every day. We aim to ensure that all our networks are properly designed, installed, monitored and maintained to do their jobs.

        In the UK, there is substantial investment to renew certain iron gas mains with modern materials, carried out as part of Health and Safety Executive (HSE) requirements. We have decommissioned approximately 5% more iron mains compared with last year. This means 2004/05 is another year where we have made significant progress towards the delivery of the HSE's long-term iron mains replacement programme, making our network safer.

        We manage Great Britain's national gas emergency service. We again exceeded our targets on safety-related standards of service — more than 98% of "uncontrolled' gas escapes (where the gas leak cannot be stopped by turning the gas supply off at the meter) were attended within one hour and more than 99% of "controlled' gas escapes (where the gas leak can be stopped at the meter) were attended within two hours. We will continue to manage the national gas emergency number (0800 111 999) on behalf of all gas transporters following the network sales.

        During late summer 2004, Florida was battered by hurricanes, leaving millions of people without power. On two occasions within a matter of weeks, crews from our New York and New England operations travelled to Florida to help restore power following requests for aid by one of the state's power companies. Each time, around 100 of our employees answered the call for help. The assistance included overhead line crews supported by employees and supervisors from Fleet Management and Telecommunications and staff from our Mobile Emergency Operations Centre to provide logistical support.

Operating safely

        In our UK Gas Distribution business, our engineers respond to over one million reports of 'controlled' and 'uncontrolled' gas escapes from the public each year; assessing each situation and making safe. More than 98% of "uncontrolled' gas escapes (where the leak cannot be stopped by turning off the supply at the meter) are attended within one hour. This is the front line of safety delivery.

        Wayne Henden brings 16 years of experience to the job and still relishes the different challenges that each day presents.

        But fast response and engineering excellence are only part of the story. New ways of working—for instance, Wayne is a senior trainer on our new field based computer system, Quarterback — contribute to improving safety.

        In everything we do, safety is paramount.

Wayne Henden
Craftsperson,
UK Gas Distribution, Birmingham, UK

        Top A member of one of our overhead line teams from Engineering Services working on a transmission tower. Our UK electricity transmission system includes some 4,500 miles of overhead lines. Over the next few years, we anticipate increasing investment substantially in replacing parts of the UK electricity network, as these assets will be due for renewal.

        Bottom Following completion of the network sales, the national emergency number (0800 111 999) will remain the same and we will continue to manage it on behalf of all gas transporters.

Operating Performance

        Our overall operating performance has been good. In the UK, our reliable delivery of electricity has been bettered only once in the last decade.

UK Transmission

        Our drive to be the premier network utility means we need to ensure the reliability of the electricity and gas networks through operating them and investing in them in an efficient and economic way. Our reliability in the electricity market last year has been bettered only once in the last decade. During 2004/05, our reliable delivery of electricity equated to 99.99998% of energy demanded during the year. We have maintained the average annual availability of the UK electricity network at 95.3% in 2004/05. Internationally, we are one of the world leaders in terms of transmission reliability.

        In 2005, Ofgem introduced a new incentive scheme which allows us to receive payments if we maintain or improve reliability of the England and Wales electricity transmission system by delivering above average reliability of the network. The incentive target equates to a level of reliability of better than 99.9999%.

        Over 2004/05, the performance of our compressor fleet improved, with the average time between compressor failures 24% above our five-year average. The compressors are used to maintain the pressure at key points on the gas transmission system and the ability of the system to transport the available gas is dependent on the performance of our compressor fleet.

        On 1 April 2005, changes were introduced such that the electricity transmission and trading arrangements for England and Wales were extended to apply across Great Britain. We took on responsibility for managing the operations of the Scottish electricity transmission system as well as that in England and Wales. As system operator of the electricity network in Great Britain, we are incentivised to keep the costs of balancing supply and demand as low as possible against a defined target. The benefits of savings against this target are shared with customers. To carry out these enhanced responsibilities, we have installed new systems to manage electricity operations across Great Britain, including the integrated energy management system.

US Transmission

        In the US, we provide electricity transmission in New York through Niagara Mohawk Power Corporation and in New England principally through New England Power Company.

        Our US Transmission business in New England operates co-operatively within an independent system operator (ISO) with responsibility for overall system operation and coordination of the regional transmission system for the whole of New England. With effect from 1 February 2005, ISO New England became the regional transmission organisation for New England, giving us the opportunity to seek a higher allowed return on equity, for which an application is currently under review by the Federal Energy Regulatory Commission.

        In addition, in the midwestern US, our GridAmerica business manages a range of electricity transmission operations on behalf of its participant utilities. It was the first multi-system independent transmission company and was formed under agreements with three partner companies and the Midwest Independent System Operator (MISO). After careful review with our partners, GridAmerica will cease operations on 1 November 2005. The Group will be looking to reapply the skills and knowledge brought to its participation in GridAmerica as it seeks to develop interests in North America.

        In November 2004, we opened the new Gas National Control Centre, from where the gas National Transmission System (NTS) is operated. The centre represents an investment of £3.3 million and is equipped with the latest technology to cope with the increasing network and commercial complexity we expect in the next few years.

UK Gas Distribution

        We have met or exceeded almost all of our major performance targets. Requests to connect homes or businesses to our gas network must be carried out to meet certain connections-related standards. Our performance against these connections-related standards has improved significantly during the latter part of 2004/05. However, Ofgem is currently investigating our performance against these standards for 2003/04.

        Over the year, considerable work has gone into the planning and execution of the sale process within our UK Gas Distribution networks. At the same time, our 'Way Ahead' programme of restructuring the four retained networks is well advanced. Our aim has been to create a more unified structure for the retained business, which will enable us to place increased emphasis on safety and efficiency, and share best practice across the organisation. This business will distribute gas to around 11 million consumers, including those in parts of London, Birmingham, Manchester and Liverpool, in a network covering just over a quarter of Great Britain. We aim to make it the most efficient UK gas distribution network.

        The 'Way Ahead' restructuring programme is well advanced as we move to a new unified structure which is supported by two key centres, one in Hinckley and the other at our new office in Northampton (pictured above). This will enable us to place increased emphasis on safety and efficiency, and share best practice across the organisation.

Deanna D'Amato

        Cable splicer 1st Class, Worcester, Massachusetts, USA

Driving for world-class performance

        Our US electricity distribution business serves approximately 3.3 million customers over a network of some 72,000 circuit miles — and keeping supply going through New England's harsh winters and hot summers is a challenging job.

        In her 14 years with the company, Deanna D'Amato has seen many aspects of the business. After seven years in Customer Service she moved out of the office into meter reading and for the last six years has been working in the hot and often confined spaces of underground cabling.

        During that time, she has seen increasing investment and new working practices introduced to improve efficiency, reliability and safety.

        Our success is built on a drive for world-class performance across all our operations.

US Distribution

        Our US Distribution business met or exceeded the majority of its service standards for reliability, customer service and safety. However, we did miss some reliability targets and we recognise that we need to reduce the inconvenience customers suffer with supply interruptions, as well as enhance safety and standardise best practices. We have a number of plans to do this. One key scheme is to reduce the frequency and duration of interruptions by boosting our investment in asset enhancement, replacement and maintenance in the coming year and beyond. This will ensure that resources are used efficiently to respond to outages and create a safer work environment.

        In October 2004, we agreed a new 42-month contract with our labour union in New York. Together with last year's agreement with our New England unions, the new contract will allow us to increase productivity through more efficient working practices, and to improve safety and service.

        The people who know our operations best are our employees. In 2004/05, we formed a joint efficiency team charged with seeking and evaluating their ideas for innovation. We are already sharing best practices across the US and between our UK and US operations.

        Other initiatives during the year include the merger of information technology functions across the New York and New England regions and the implementation of new financial and work management systems. We also completed the conversion to automated meter reading for our residential customers, one of the largest projects of its kind in the US, which allows meters to be read from the street by a specially equipped vehicle. About 3.6 million devices are now in service, helping reduce customer inconvenience and improve customer satisfaction.

Wireless infrastructure

        Following our acquisition of the UK operations of Crown Castle International Corp., we are the leading independent provider of network infrastructure to mobile operators and one of two providers of transmission networks for analogue and digital television and radio broadcasters in the UK.

        Through Crown Castle UK, we own two licences for scarce digital channel capacity.

        The availability of the BBC's priority TV services has not fallen below 99.96% since the Crown Castle acquisition, compared with a contracted target of 99.9%.

Other operations

        We operate two UK Metering businesses, Transco Metering and OnStream. Transco Metering played a major role in the four-year industry-wide project to develop new contracts, industry processes and information systems to support Ofgem's Review of Gas Metering Arrangements, implemented in July 2004. During 2005/06, it is our intention to bring together the two businesses under a single legal entity, reinforcing our position as the national leading provider of utility metering services in Great Britain.

        Our gas connections business, Fulcrum Connections, is being restructured so that the domestic connections activity it carries out for UK Gas Distribution will be reintegrated into the retained distribution networks over the coming year.

        During 2004/05, we also consolidated all of our UK property holding and management activities into a single unit, Property Services Group. Through its SecondSite Property arm, it is responsible for the management, clean up and disposal of surplus non-operational properties.

        Top In the US, we recently launched the first test of a field force automation programme, giving computers to a group of our supervisors in the field. In the coming months we plan to expand the programme to more of our field workers and to introduce features that will allow us to locate workers, delegate assignments and monitor their status in real time in order to improve our efficiency.

        Bottom A typical example of a Crown Castle UK tower capable of carrying broadcast services and multiple site share tenants. Site sharing minimises the number of towers needed to provide national coverage.

Investing for Growth

        We invest in our assets to grow our business. Across the Group, we invested £1,905 million* in 2004/05.

        In 2004/05, some £522 million was invested in our UK electricity and gas transmission networks and £74 million in our US electricity transmission networks. In addition, we invested £272 million in our UK Gas Distribution business and £234 million in the US electricity and gas distribution networks this past year. This is just the start.

        Replacement expenditure on our UK Gas Distribution network was some £474 million, compared with £388 million in 2003/04 and is set to increase further over the next few years.

        Declining gas reserves in the UK continental shelf mean that the UK is rapidly becoming a net importer of gas. New sources of supply for import are now being planned across the UK, which will lead us to expand our gas and electricity transmission networks. We expect to invest in excess of £750 million over the next five years in new high pressure gas pipeline projects across the UK, as well as up to £500 million for the Isle of Grain liquefied natural gas (LNG) project, the first phase of which will be ready for commissioning in June 2005. The second phase will provide additional capacity, scheduled for late 2008.

        In the UK, we are also reviewing with Ofgem and the Government the necessary investment for the electricity transmission network to support the development of renewable energy projects. Financing of £108 million will be allocated to upgrade the Anglo-Scottish interconnector, subject to relevant consents.

        Over the next few years, we anticipate increasing investment substantially in renewing parts of our UK electricity network. The bulk of these assets was installed during the 1960s and 1970s and will be due for renewal over the next few years. In the US, we are also planning to increase investment in reliability programmes and asset renewal, which is included in the £222 million spending committed for next year.

        Turning to our wireless infrastructure business, we are continuing to invest in the development of the 3G infrastructure needed to meet the growing demand for 3G services. We are also well positioned to invest in the build out of the new digital terrestrial television networks that will be needed to replace the existing analogue television networks. We are already working closely with the broadcast industry on the planning of the analogue to digital switchover, which we anticipate will take place on a region by region basis between 2008 and 2012.

        The Basslink project, which is a 600 MW interconnector linking the electricity network from Australia to Tasmania remains broadly in line with the £300 million budget.

        Demands placed on our networks are changing and we need to keep pace with these changes to make the most of them for our shareholders. Responsible investment should enable us to meet these demands and create value.

        Top Laying transmission pipelines between Aberdeen and Lochside. Other major pipelaying projects are also planned to deal with new gas import schemes.

        Bottom We are investing some £500 million in the Isle of Grain LNG import terminal, the first phase of which will be ready for commissioning in June 2005. The second phase is scheduled to provide additional capacity in late 2008.

*
Excludes the acquisition of the UK operations of Crown Castle International Corp.

Investing in our People

        Ours is a business relying on our employees and we emphasise the importance of retaining good people who are well-motivated and enabled to achieve their potential.

Employee opinion survey

        In July 2004, we carried out our first Group-wide employee opinion survey since the creation of National Grid Transco in 2002. Over 12,000 of our employees responded, giving encouraging feedback on our approaches to safety, environmental management, business ethics and the fair treatment of employees. This is a high response rate for a survey of this kind. Employees also identified areas for improvement, including internal communication, ensuring that our strategy and new ways of working are clearly explained, and recognising the need to reinforce our values through the continued development of leadership skills.

Employee engagement

        We know from the employee opinion survey that our people are proud to work for us, are personally motivated to make the Company successful and are willing to put in increased efforts to achieve success. However, we do need to improve communications and manage change better.

        We are creating opportunities to involve employees to a greater degree and the employee opinion survey, focus groups and project-specific steering groups have enabled to us to promote two-way feedback.

Recruitment and training

        We continue to invest in the recruitment and training of skilled staff for the future.

        Our Developing Business Leaders programme for Group-wide senior management continues to build on the strong partnerships with the Centre for High Performance Development and Wharton and Insead Business Schools.

        Our recruitment schemes for apprentices, graduates and university placement students in the UK, and intern programme in the US have been successful and continue to go from strength to strength in terms of the quality of development and robustness of the programmes. The need to grow our talent from within and to address the decline in students graduating from technical engineering subjects remain essential areas of focus for the future success of our business.

Employee health

        No business can be competitive and wholly productive without a healthy workforce. We are committed to eliminating work-related ill-health among our employees by identifying occupational risks and managing them, offering advice, and encouraging healthy living. During 2004/05, around 2.4% of available workdays in the UK and 3.5% in the US were lost due to sickness absence. This compared with 2.4% as an average for the UK energy/water sector. No similar comparison is available for the US.

        Our employee opinion survey looked to identify any underlying causes of work-related stress. Subsequent independent expert analysis of the results has shown that we compare well with other organisations.

        As the electricity system operator, we are responsible for the operation of the high-voltage electricity transmission system across Great Britain. This predominantly takes place from our control centres in Berkshire.

Business ethics

        We want to operate to the highest ethical standards.

        Standards of Conduct have been in place for more than a decade in the US and, in April 2004, we communicated our Code of Business Conduct to all UK employees. We operate 24-hour ethics helplines where inappropriate conduct can be reported. Reported breaches are thoroughly and promptly investigated and, where appropriate, acted on, with any necessary improvements implemented.

        The employee opinion survey confirmed that the majority of staff believe we are an ethical organisation, are aware of the codes, and feel comfortable that reported issues will be properly and thoroughly investigated.

Valuing people through inclusion

        We seek to encourage diversity through open, honest and mutually respectful communication and behaviour. We are committed to developing and operating our business in a way that is designed to lead to a more diverse and inclusive culture.

        In January, we launched a Group-wide Inclusion and Diversity Vision and sent an information pack to every employee. We have established steering groups to develop and execute action plans and we will establish a set of measures against which to track our progress.

Inclusion and Diversity Vision

        We will strive to develop and operate our business in a way that results in a more inclusive and diverse culture. This will enable us to attract and retain the best people, improve our effectiveness, deliver superior performance and enhance the success of the Company.

        We will ensure all employees, regardless of race, gender, nationality, age, disability, sexual orientation, religion and background, have the opportunity to develop to their full potential. We will prevent artificial or prejudicial barriers from getting in the way of their development.

  •
  We believe that fostering diversity is everyone's responsibility.

  •
  We believe that open, honest and respectful communication is the cornerstone of good business.

  •
  We believe that a positive approach to Inclusion and Diversity is not a 'nice to have' but is fundamentally the right thing to do for us as a business.

Investing in our people

        David Wright joined National Grid Company in 1992 as a chartered electrical engineer and worked in a variety of roles planning and controlling the national power system.

        Since the formation of National Grid Transco he has broadened his experience working on the gas transmission system. His knowledge and skills have developed so that, supported by us, he became the first person in the Company to qualify as a chartered gas engineer as well.

        He now manages a team of up to 45 who provide control support functions and operational strategies to enable the day-to-day operation of the new Gas National Control Centre—balancing input from seven coastal terminals, transmission over 4,300 miles of high pressure pipes, and output to around 21 million consumers. Each year, the system delivers over 100,000 million cubic metres of gas (that's over half the UK's energy).

        Our business relies on the skills of our employees.

David Wright
Strategy and Support Manager,
Gas National Control Centre,
The Midlands, UK

Our Responsibility for the Environment

        We take very seriously our responsibility for protecting and preserving the environment for future generations.

Environmental management

        We have improved our methodology for determining the significance of incidents resulting in the release of methane from our UK gas networks to bring it in line with the approach used for our other significant greenhouse gas, sulphur hexafluoride. As a result, the total number of significant incidents in 2003/04 arising directly from our activities is restated from 46 to 36. For the same reason, the number of significant incidents resulting indirectly from third party damage to our networks, including adverse weather conditions, is restated from 26 to 12. During 2004/05, significant incidents arising directly from our activities and resulting from third party action numbered 22 and 11 respectively.

        None of these incidents led to environmental damage that resulted in prosecution by enforcement bodies.

        Central to our approach to managing our environmental impacts is the ISO14001 international standard for environmental management systems and the majority of our operations already conform to it. This means that 85% of employees across the Group are now working to a certified environmental management system.

        As with safety, our employees have provided valuable feedback on our approach to environmental management with 85% of responses confirming that they feel the Group does act responsibly on environmental issues.

Energy delivery and climate change

        In December 2004, we published a Public Position Statement, 'Energy Delivery and Climate Change'. We continue to provide essential infrastructure that will facilitate generators moving to alternative sources of energy, including renewables, with the aim of reducing greenhouse gas emissions.

        We have improved the capture of our greenhouse gas emissions by including for the first time in 2004/05, emissions associated with electricity transmission and distribution losses for our New York operations. Our emissions for 2004/05 amounted to some 12.4 million tonnes CO2 equivalent (mte CO2). The graph (left) shows our comparative performance with previous years.

        Across our operations, the largest source of greenhouse gas emissions continues to be methane leakage and venting from our UK gas networks, accounting for some 38% of our total emissions. Our long-term programme to replace iron mains with polyethylene pipes will progressively reduce this leakage.

        A detailed analysis of our greenhouse gas emissions, including an explanation of the changes, will be available on our website.

Contaminated land

        We continue to manage our portfolio of potentially contaminated sites. They include former manufactured gas plants, industrial landfills, former gas holders and older substations on both our electricity distribution and transmission networks. Sites can sometimes have a complex mix of contamination dating back over 100 years.

        We have an active programme for the reclamation and disposal of contaminated former gas works sites for beneficial use. One of the techniques we use is thermal desorption where harmful chemicals are removed from soil by heating in a 'desorber' until the chemicals change into gases. The gases are collected, separated and disposed of safely. The clean soil is returned to the site.

        In the UK, our remediation programme has its main focus on managing environmental risk followed by the remediation and subsequent development of land for commercial reasons. In the US, in any given year we remediate the sites with highest environmental risk and/or those sites we are required to remediate by regulatory agencies, with the goal of returning these sites to productive public or private use. In 2004/05, we completed remediation projects at 39 locations in the UK and two sites in the US.

Electric and magnetic fields

        Electric and magnetic fields (EMFs) are generated from a wide variety of sources, including our power lines and telecommunications infrastructure. While the balance of scientific evidence is against EMFs resulting in adverse health impacts, we recognise that there is some limited scientific evidence suggesting the possibility and that there are parts of society that are concerned about this issue.

        In 2003, we took the initiative to improve the dialogue between the various parties with an interest in this issue, by creating a Stakeholder Advisory Group on EMFs (SAGE) with representation from industry, Government, academia, professional bodies and interest groups. As a result of the success of SAGE, the participants have now agreed to establish a more formal Stakeholder Advisory Group under the sponsorship of the Department of Health.

A strategy for growth

        Our wireless infrastructure business is based on a portfolio of towers and masts which serve mobile telephone operators, and TV and radio broadcasters in the UK. We have made a strategic investment in this growing marketplace, where the advent of 3G mobile phones and the switchover from analogue to digital broadcasting present growth opportunities.

        Our infrastructure sits on around 5,000 active sites, and we have access to some 8,000 marketable sites. We aim to maximise the use of these sites (and minimise the need for new towers) by encouraging site sharing.

        Simon Halley leads a team of 20 surveyors and support staff working with broadcasters and telecommunication customers in our Eastern Region. They deal with planning, legal and other consents and manage a portfolio of sites including such well-known landmarks as the Crystal Palace transmitter tower and the historic Southall gas holder.

        Our strategy remains focused on creating value for shareholders through growing organically and through selective acquisitions.

Simon Halley
Regional Asset Manager,
Crown Castle UK, Eastern Region, UK

        Using a technique pioneered in the UK, our New York business now carries out 'live' gas mains replacement, where the new mains are inserted into the old mains while they continue to operate. We can complete our work more quickly, at a lower cost and with less disruption to our customers and the public.

Our Responsibility to Society

        We place great emphasis on respecting the rights of people affected by our operations and developing long-term relationships with the local communities in which we work.

        We operate within and serve communities wherever we do business. We believe that as we show respect for the communities in which we work they will, in turn, respect our Company.

Human rights

        We are committed to the protection of human rights within our sphere of influence and ensuring that our own operations are a force for good.

        We have continued our work with the Business Leaders Initiative on Human Rights. This is a three-year initiative aimed at developing practical business tools to incorporate human rights into day-to-day business decision-making. The value of this initiative in influencing the debate on the role of business in human rights has been recognised by the UN High Commissioner on Human Rights.

Community involvement

        We contribute to the local communities in which we operate through our financial donations and other support. We also encourage our employees to contribute to the communities in which we operate.

        Our aim is to align our community investment spend with our business objectives. An example is in the area of fuel poverty. In the UK, through our Affordable Warmth Programme, over 344,000 homes have had energy saving measures installed and over 4,700 people have been trained in energy efficiency skills since 1999. In the US, we make a considerable financial contribution to providing direct subsidies to customers making energy efficiency investments, in addition to supporting a fuel poverty assistance programme in our operating areas.

        Following the devastating Asian tsunami in December 2004, we immediately launched a 'matching' scheme for this appeal. This enabled employees to have their personal donations matched pound for pound or dollar for dollar by the Company. Thousands of employees on both sides of the Atlantic contributed and their generosity was overwhelming, with donations exceeding £200,000. In response, we made this a 'double matching' scheme so that the total donated to the appeal was more than £680,000 (including Company donations of over £450,000). The US donations were channelled through the American Red Cross, while the UK donations went to the Disasters Emergency Committee.

        The corporate responsibility material in this report has been independently verified and a verification statement is included on page 82 of the Annual Report and Accounts.

        The Responsibility section of our website (www.ngtgroup.com/responsibility) provides additional performance data for the last three years.

        Top Our Young Offender Training and Employment Programme won a National Training Award for outstanding achievement in 2004. The programme trains young offenders in the final stages of their prison sentences. On completion of the course, they are offered available jobs in their home areas.

        Bottom National Grid Transco runs the Redcar and Cleveland Warm Zone programme. This three-year scheme, part of our Affordable Warmth Programme, aims to apply energy efficiency measures to 80% of the fuel poor homes in this area.

Board of Directors

        The effectiveness of the Board, its Committees and individual Directors is vital to the overall success of the Group.

01 02 03 04 05 06 07 08 09 10 11 12 13 14 *

01 Sir John Parker
Chairman
(appointed October 2002) (Age 63) N (ch)

        Sir John Parker became Chairman of the Group following the merger of National Grid Group plc and Lattice Group plc. He had been Chairman of Lattice Group plc since its demerger from BG Group plc in 2000. He had previously been a Non-executive Director of BG plc from 1997. Sir John's career has encompassed the engineering, shipbuilding and defence industries. He is Chairman of the Peninsular & Oriental Steam Navigation Company, a Non-executive Director of Carnival plc and Carnival Corporation, Inc. and Senior Non-executive Director of the Court of the Bank of England. Sir John is a former Chairman of RMC Group plc, a former Chairman and Chief Executive of Harland & Wolff plc and Babcock International Group PLC and a former Non-executive Director of Brambles Industries plc, GKN plc and British Coal Corporation. He is a Fellow of the Royal Academy of Engineering.

02 Roger Urwin
Group Chief Executive
(appointed November 1995) (Age 59) E (ch), F

        Roger Urwin was appointed as a Director of the Group in November 1995, becoming Group Chief Executive in April 2001. He was previously Chief Executive of London Electricity plc. Earlier, he held a number of appointments within the Central Electricity Generating Board before joining the Midlands Electricity Board as Director of Engineering. He is a Non-executive Director of Utilico Investment Trust plc and is a Fellow of the Royal Academy of Engineering.

03 Steve Lucas
Group Finance Director
(appointed October 2002) (Age 51) E, F

        Steve Lucas joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002. He had been Executive Director, Finance of Lattice Group plc since its demerger from BG Group plc in 2000. Previously, he was Treasurer of BG Group plc having joined British Gas plc in 1994. A Chartered Accountant, he worked in private practice in the City of London until 1983. He then joined Shell International Petroleum Company, occupying a number of finance management positions and treasury roles, including seven years in Africa and the Far East. Steve is also a Non-executive Director of Compass Group PLC.

04 Nick Winser
Group Director
(appointed April 2003) (Age 44) E

        Nick Winser joined the Board in April 2003 as Group Director responsible for UK and US Transmission operations. He was previously Chief Operating Officer of US Transmission for National Grid Transco. He joined National Grid Company plc in 1993, becoming Director of Engineering in 2001. Prior to this, he had been with PowerGen since 1991 as principal negotiator on commercial matters, having joined the Central Electricity Generating Board in 1983 where he served in a variety of technical engineering roles.

05 Steve Holliday
Group Director
(appointed March 2001) (Age 48) E

        Steve Holliday joined the Group as Group Director, UK and Europe in March 2001. Immediately following the merger of National Grid Group plc and Lattice Group plc, he was responsible for the Group's electricity and gas transmission businesses and is now Group Director responsible for UK Gas Distribution and Business Services. He was formerly an Executive Director of British Borneo Oil and Gas. Previously, he spent 19 years with the Exxon Group, where he held senior positions in the international gas business and operational areas such as refining and shipping. His international experience includes a four-year spell in the US. He also developed business opportunities in countries as diverse as China, Australia, Japan, Brazil and the former Soviet Union. Steve is also a Non-executive Director of Marks and Spencer Group plc.

06 Mike Jesanis
Group Director
(appointed July 2004) (Age 48) E

        Mike Jesanis joined the Board in July 2004, becoming Group Director responsible for US Distribution. He became President of National Grid USA in November 2003, having been its Chief Operating Officer and responsible for the day-to-day operations since January 2001. He was Chief Financial Officer of National Grid USA and New England Electric System (NEES) between March 1998 and January 2001, having joined NEES in July 1983. Mike is also Chairman of the Board of Trustees of Becker College in Worcester, Massachusetts.

07 Edward Astle
Group Director
(appointed September 2001) (Age 51) E

        Edward Astle joined the Board as Group Director, Telecommunications in September 2001 and is now Group Director responsible for Unregulated Business and leads the Group's Business Development and Strategy. He was Managing Director of BICC Communications from 1997 to 1999, and between 1989 and 1997 he held a variety of positions with Cable & Wireless. He was Regional Director Europe, CEO of its global networks and marine divisions, and in 1995 joined the Cable & Wireless board as Executive Director Global Businesses.

08 Ken Harvey
Non-executive Director and Senior Independent Director
(appointed October 2002) (Age 64) N, R, R&R

        Ken Harvey joined the Board following the merger of National Grid Group plc and Lattice Group plc in October 2002, having been appointed to the Lattice Group plc board in September 2000. He is Chairman of Pennon Group plc. A Chartered Engineer, he is a former Chairman and Chief Executive of Norweb plc, Comax Holdings Ltd, The Intercare Group plc and Beaufort International Group plc.

09 John Allan
Non-executive Director
(appointed 1 May 2005) (Age 56) A, R

        John Allan was appointed to the Board in May 2005. He is Chief Executive of Exel plc (previously Ocean Group plc), having been appointed in September 1994. He is a Non-executive Director of PHS Group plc. John started his career in marketing with Lever Brothers, moving to Bristol-Myers Company Limited and Fine Fare Limited. He joined BET plc in 1985 and was appointed to the board in 1987. He is a member of the CBI's Presidents' Committee, the International Advisory Council of the Singapore Economic Development Board and the University of Edinburgh Campaign Board. John was previously a Non-executive Director of Wolseley plc, Hamleys plc and Connell plc.

10 John Grant
Non-executive Director
(appointed November 1995) (Age 59) A, N, R (ch)

        John Grant was appointed a Director of the Group in November 1995. He is Chairman of Hasgo Group Limited and The Royal Automobile Club Motor Sports Association Limited and a Non-executive Director of Torotrak plc, Corac Group Plc, Cordex Plc and The Royal Automobile Club Limited. He was Chief Executive of Ascot Plc from 1997 to 2000 and Finance Director of Lucas Industries plc from 1992 to 1996. He previously held a number of senior executive positions during 25 years with Ford Motor Company.

11 Paul Joskow
Non-executive Director
(appointed March 2000) (Age 57) F (ch), N

        Paul Joskow was appointed a Director of the Group in March 2000 following the acquisition of New England Electric System (NEES). He is a Professor of Economics and Management at the Massachusetts Institute of Technology (MIT), Director of MIT Center for Energy and Environmental Policy Research, Research Associate of the US National Bureau of Economic Research and a Fellow of the Econometric Society and of the American Academy of Arts and Sciences. Paul is also an independent Trustee of the Putnam Mutual Funds and an independent Non-executive Director of TransCanada. He had served as a Director of NEES between 1987 and its acquisition.

12 Stephen Pettit
Non-executive Director
(appointed October 2002) (Age 54) F, R, R&R (ch)

        Stephen Pettit was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in 2001. He is a Non-executive Director of National Air Traffic Services, Halma plc and is Chairman of ROK Property Solutions plc. He is a former Executive Director of Cable & Wireless plc. Before joining Cable & Wireless, he was Chief Executive, Petrochemicals at British Petroleum. Stephen was previously a Non-executive Director of KBC Advanced Technologies plc and Norwood Systems Limited.

13 Maria Richter
Non-executive Director
(appointed October 2003) (Age 50) A, F, R&R

        Maria Richter was appointed to the Board in October 2003. Maria worked for Morgan Stanley between 1993 and 2002, most recently as Managing Director of its Corporate Finance Retail Group. Prior to this, she was Managing Director of Investment Banking in the Southern Cone of Latin America, and Executive Director and Head of Independent Power and Structured Finance Business. Previous appointments include Vice President of Independent Power Group for Salomon Brothers, and Vice President of Prudential Capital Corporation and Power Funding Associates. Maria is also a Director of the Western Electricity Co-ordinating Council, one of 10 Councils in North America responsible for promoting electricity system reliability.

14 George Rose
Non-executive Director
(appointed October 2002) (Age 53) A (ch), N, R

        George Rose was appointed to the Board following the merger of National Grid Group plc and Lattice Group plc, having been appointed to the Lattice Group plc board in September 2000. He has been Finance Director of BAE Systems plc (formerly British Aerospace plc) since 1998, having joined the company in 1992. He is a member of the shareholder committee of Airbus SAS and is also a Non-executive Director of SAAB AB and a member of the Financial Reporting Review Panel. George is also a former Non-executive Director of Orange plc.

* Helen Mahy
Group Company Secretary and General Counsel
(appointed October 2002) (Age 44) E

        Helen Mahy was appointed as Group Company Secretary following the merger of National Grid Group plc and Lattice Group plc, having been Company Secretary at Lattice Group plc since March 2002. She was additionally appointed as General Counsel from October 2003. Previously, she was Group General Counsel and Company Secretary at Babcock International Group PLC. Helen was appointed a Non-executive Director of Aga Foodservice Group plc in March 2003. She is a barrister, member of the Bar Council and an Associate of the Chartered Insurance Institute.

Committee membership

A
Audit

E
Executive

F
Finance

N
Nominations

R
Remuneration

R&R
Risk & Responsibility

ch
denotes Committee chairman

Summary Operating and Financial Review

Results and dividend

Group	2005 £m	2004 £m
		(restated)
Group turnover	8,521	9,033
Operating costs excluding exceptional items and goodwill amortisation	(6,316)	(6,827)
Joint ventures	7	7

Adjusted operating profit	2,212	2,213
Operating exceptional items	(251)	(277)
Goodwill amortisation	(109)	(99)

Total operating profit	1,852	1,837
Disposals of tangible fixed assets	70	96
Other non-operating exceptional items	13	226
Net interest payable	(783)	(822)

Profit before taxation	1,152	1,337
Taxation	(245)	(261)
Minority interests	1	(2)

Profit for the year	908	1,074

        The results for 2003/04 have been restated to reflect a charge in relation to the issue of share awards as a result of the implementation of a new accounting standard, Financial Reporting Standard (FRS) 20.

        References to adjusted operating profit, adjusted profit before taxation, adjusted earnings (profit for the year) and adjusted earnings per share are stated before exceptional items and goodwill amortisation.

        The Directors believe that the use of these adjusted measures better indicates the underlying business performance of the Group than the unadjusted measures because the exclusion of these items provides a clearer comparison of results for the years presented. This is because the presentation removes the distorting impact of exceptional items and removes the impact of goodwill amortisation in order to enhance comparability with the reporting practices of other UK companies.

Group turnover

        The decrease in Group turnover from 2003/04 to 2004/05 of £512 million primarily related to a reduction of £435 million arising from the movement in the average US dollar to sterling exchange rate from $1.68:£1 in 2003/04 to $1.87:£1 in 2004/05. Turnover from discontinued operations was £158 million lower as a result of the disposal in 2003/04 of EnMO Limited, which provides the on-the-day commodity market for gas trading in Great Britain. This was partially offset by an increase of £148 million from the acquisition of the UK operations of Crown Castle International Corp. during 2004/05.

Group operating profit

        Group operating profit rose by £15 million from 2003/04 to 2004/05, resulting from a reduction in adjusted operating profit of £1 million, an increase in goodwill amortisation of £10 million and a reduction in net operating exceptional charges of £26 million as compared with 2003/04. The decrease in adjusted operating profit reflected a £65 million reduction as a consequence of the movement in the US dollar to sterling exchange rate and a contribution of £39 million from the UK operations of Crown Castle International Corp. acquired in the year.

Exceptional items

        Operating exceptional costs of £251 million comprised £210 million relating to restructuring and an increased charge relating to environmental provisions in the UK of £41 million. Non-operating exceptional items consisted of £70 million from the disposal of properties and other tangible fixed assets, and £13 million from the disposal of our interest in a joint venture.

Interest

        Net interest decreased by £39 million from 2003/04 to 2004/05. This was primarily explained by the weaker US dollar and a reduction in the interest charge relating to pensions.

Taxation

        A net tax charge of £245 million arose in 2004/05, compared with £261 million in 2003/04. This reflects exceptional tax credits amounting to £79 million and £89 million in respect of exceptional items in 2004/05 and 2003/04 respectively. The effective tax rate was 21.3% and 19.6% for 2004/05 and 2003/04 respectively.

        Excluding the effect of exceptional tax credits, goodwill amortisation and tax credits relating to prior years, the effective tax rate for 2004/05 and 2003/04 was 24.8% and 25.6% respectively, compared with a standard UK corporation tax rate of 30% for both years.

Earnings per share

Group	2005 pence	2004 pence
		(restated)
Adjusted basic earnings per share	35.9	33.9
Exceptional items	(2.9)	4.3
Goodwill amortisation	(3.5)	(3.2)

Basic earnings per share	29.5	35.0

        Adjusted basic earnings per share for 2004/05 increased by 2.0 pence, primarily resulting from the reduction in interest and tax charges when compared with 2003/04.

Ordinary dividends

        The total ordinary dividend for 2004/05 amounted to £731 million or 23.7 pence per ordinary share. This represented an increase of 20% over the previous year's ordinary dividend per share of 19.78 pence (£609 million). The total ordinary dividend per share was covered 1.5 times by adjusted earnings and 1.2 times by basic earnings per ordinary share respectively.

Dividend policy

        The Board has recommended a 20% increase in the total dividend per share for the year ended 31 March 2005. Going forward, the Board has declared its dividend policy is to aim to increase dividends per ordinary share, expressed in sterling, by 7% nominal in each financial year to 31 March 2008.

Liquidity, resources and capital expenditure

Cash flow

        Net cash inflow from operations before exceptional items was £3,103 million in 2004/05 compared with £3,058 million in 2003/04. The increase of £45 million from 2003/04 to 2004/05 primarily reflected reduced pension payments compared with 2003/04.

        Exceptional cash outflows were £194 million and £248 million in 2004/05 and 2003/04 respectively. Taking these into account, net cash inflow from operations in 2004/05 was £2,909 million compared with £2,810 million in 2003/04.

        Payments to providers of finance, in the form of net interest and dividends, totalled £1,386 million in 2004/05 compared with £1,252 million in 2003/04.

        Net interest cash outflows increased from £686 million in 2003/04 to £755 million in 2004/05.

        Net corporate tax payments amounted to £150 million in 2004/05 compared with £18 million in 2003/04, and were higher primarily because tax payments in 2003/04 were reduced as a result of the cessation of trade of a subsidiary company, 186k Limited, which reduced corporation tax payments and a repayment of corporate tax arising from the settlement of tax liabilities of around £44 million.

        Purchases of tangible and intangible fixed assets net of disposal proceeds absorbed cash of £1,262 million compared with £1,254 million in 2003/04.

        The increase of £8 million in purchases of tangible and intangible fixed assets net of disposal proceeds from 2003/04 to 2004/05 reflected a reduction in cash outflows on capital expenditure of £46 million, offset by £54 million reduction in cash proceeds from the sale of fixed assets, primarily property disposals. The reduction in capital expenditure related mainly to the UK electricity and gas transmission segment.

        Net cash outflows in 2004/05 relating to the acquisition of Group undertakings amounted to £1,122 million, principally relating to the acquisition of the UK operations of Crown Castle International Corp. There were cash outflows of £16 million to acquire investments in 2004/05 compared with £26 million in 2003/04.

        Cash inflows from the disposal of investments in 2004/05 amounted to £8 million compared with £33 million in 2003/04.

        During 2004/05 and 2003/04 National Grid Transco received cash of £13 million and £38 million respectively from the issue of ordinary share capital.

Equity shareholders' funds

        Equity shareholders' funds at 31 March 2004 have been restated from the amounts reported in last year's summary financial statements as a consequence of implementing FRS 20 'Share-based Payment'. Equity shareholders' funds at 31 March 2004 of £1,213 million were restated to £1,221 million.

        Equity shareholders' funds rose from £1,221 million at 31 March 2004 to £1,359 million at 31 March 2005. This increase was mainly explained by the retained profit for the year to 31 March 2005 of £177 million, partially offset by net foreign exchange adjustments amounting to £73 million, primarily related to the retranslation of US dollar denominated net assets and associated hedges.

Capital expenditure

        Capital expenditure in 2004/05 was £1,431 million compared with £1,481 million in 2003/04, a decrease of £50 million reflecting a reduction in capital spending in the UK electricity and gas transmission segment of £62 million and a reduction of £21 million within the UK gas distribution segment.

Net debt and gearing

        Net debt increased by £917 million from £12,632 million at 31 March 2004 to £13,549 million at 31 March 2005, primarily as a result of increased borrowings following the acquisition of the UK operations of Crown Castle International Corp. for a cash outflow of £1,109 million, partially offset by exchange movements of £112 million and operating cash flows after payments for interest, tax and capital expenditure.

        Gearing at 31 March 2005 and at 31 March 2004, calculated as net debt at that date expressed as a percentage of net debt plus net assets shown in the balance sheet, amounted to 91%. By comparison, the gearing ratio, adjusted for the inclusion of UK regulated businesses at their estimated regulatory asset values (adjusted gearing ratio), amounted to 56% at 31 March 2005 compared with 55% at 31 March 2004.

Treasury policy

        The funding and treasury risk management of the Group is carried out by a central department operating under policies and guidelines approved by the Board. The Finance Committee, a committee of the Board, is responsible for regular review and monitoring of treasury activity and for approval of specific transactions, the authority for which may be delegated. The Group has a Treasury function that raises all the funding for the Group and manages interest rate and foreign exchange rate risk.

        The Group has separate financing programmes for each of the main Group companies. The Finance Committee of the Board and the Finance Committee of the appropriate Group undertaking approve all funding programmes.

        The Treasury function is not operated as a profit centre. Debt and treasury positions are managed in a non-speculative manner, such that all transactions in financial instruments or products are matched to an underlying current or anticipated business requirement. The use of derivative financial instruments is controlled by policy guidelines set by the Board. Derivatives entered into in respect of gas and electricity commodities are used in support of the business' operational requirements.

Going concern

        Having made enquiries, the Directors consider that the Company and the Group have adequate resources to continue in business for the foreseeable future and that it is therefore appropriate to adopt the going concern basis in preparing the accounts.

US GAAP reporting

        The accounts have been prepared in accordance with UK GAAP, which differs in certain significant respects from US GAAP.

        Net income for 2004/05 under US GAAP was £1,304 million compared with £998 million in 2003/04. This compared with the profit for the year under UK GAAP for 2004/05 and 2003/04 of £908 million and £1,074 million respectively.

        Equity shareholders' funds under US GAAP at 31 March 2005 and 31 March 2004 were £10,591 million and £9,821 million respectively, compared with corresponding numbers under UK GAAP of £1,359 million and £1,221 million (restated).

        The principal adjustments from net income and equity shareholders' funds under UK GAAP to their equivalents under US GAAP mainly relate to adjustments arising from differences in accounting for the acquisition of the UK operations of Crown Castle International Corp. during 2004/05; the treatment of the business combination with Lattice Group plc as an acquisition instead of as a merger; the capitalisation of replacement expenditure; the recording of derivative financial instruments at their fair value in the balance sheet; and the non-amortisation of goodwill.

Summary Directors' Report

Incorporation

        National Grid Transco plc was first incorporated on 11 July 2000. The Company is registered in England and Wales with its registered office at 1-3 Strand, London WC2N 5EH (telephone +44 (0) 20 7004 3000) and company number 4031152.

Activities

        The Company's principal activity is as the ultimate holding company of a group of companies involved in the transmission and distribution of energy, the provision of wireless infrastructure and other businesses in related markets.

        Additional information about the Group's businesses can be found in the Chief Executive's Review and other sections on pages 4 to 17 and in the Summary Operating and Financial Review on pages 20 and 21.

Directors

        Biographical details of those Directors currently serving on the Board are on pages 18 and 19. Details of Directors who served during the year and of their interests in shares and share options can be found in the Summary Directors' Remuneration Report on pages 23 to 25.

The Board

        The Board currently consists of 14 Directors comprising the Chairman, six Executive Directors (including the Group Chief Executive) and seven Non-executive Directors (including the Senior Independent Director).

        Mike Jesanis joined the Board as Group Director responsible for US Distribution in July 2004 following the retirement of Rick Sergel. John Allan was appointed as a Non-executive Director by the Board on 1 May 2005 following his recommendation by the Nominations Committee.

        In order to ensure effective control of the Group, the Board restricts a range of decisions to itself. The principal matters reserved to the Board include:

  •
  approval of the Group's business plan;

  •
  overall Group business strategy;

  •
  approval of the Group's financial policy;

  •
  matters of strategic importance likely to affect the Group;

  •
  approval of matters reserved to the Board and the delegations framework;

  •
  establishing Board Committees, setting their terms of reference, reviewing their activities and, where appropriate, ratifying their decisions;

  •
  internal control and risk management arrangements; and

  •
  results announcements to stock exchanges where National Grid Transco shares are traded and the approval of the Annual Report and Accounts (in conjunction with the Audit Committee).

        The effectiveness of the Board, each of its Committees and individual Directors is important to the overall success of the Group. A formal Board and Committee evaluation process, in the form of a questionnaire to each Director, is used as the basis to assess the effectiveness of the Board, the Chairman and each of the Committees. The questionnaire is supplemented by one-to-one meetings between the Chairman and each of the Directors where individual performance is openly discussed, as well as any particular knowledge gap or the need for external training. Based on an analysis of the output of the questionnaire and the one-to-one meetings, an action plan is drawn up and discussed with the Nominations Committee before being recommended to the Board for action in the forthcoming year. The aim is to ensure continuous improvement in Board processes and procedures. The Non-executive Directors also meet separately, under the chairmanship of the Senior Independent Director, to discuss the performance of the Chairman and provide him with collective feedback.

        The Board has established a number of Committees to help in the management of the Group. These Committees comprise the Audit, Executive, Finance, Nominations, Remuneration and Risk & Responsibility Committees.

Communication with shareholders

        The Annual Review is the principal method of communicating with the majority of shareholders. All shareholders also have the opportunity to attend the Company's Annual General Meeting and to question Directors on any issues relating to the management of the Company. The Group also has in place a Shareholder Networking Programme, which allows a small number of shareholders to visit operational sites and meet senior managers and Directors. More details of the Shareholder Networking Programme are on page 29.

Dividends

        An interim dividend of 8.5 pence per share (US$0.7865 per ADS) was paid on 24 January 2005.

        The Directors are recommending that a final dividend of 15.2 pence per share (US$1.3869 per ADS) be paid on 24 August 2005. The payment of the final dividend is subject to shareholder approval at the Annual General Meeting. This would bring the total dividend for 2004/05 to 23.7 pence per share (US$2.1734 per ADS).

Substantial shareholders

        As at 18 May 2005, the Group had been notified of the following beneficial interests in 3% or more of its issued share capital:

% of issued share capital
The Capital Group Companies, Inc.	7.98
Legal & General Investment Management Ltd	3.88
Barclays plc	3.47
Credit Suisse First Boston group	3.24

        No further notifications have been received.

Annual General Meeting

        National Grid Transco's 2005 Annual General Meeting will be held on Monday 25 July 2005. Details are set out in a separate Notice of Annual General Meeting.

Extraordinary General Meeting

        National Grid Transco will be holding an Extraordinary General Meeting immediately after its 2005 Annual General Meeting. The Extraordinary General Meeting seeks approvals principally in respect of the proposed return of cash to shareholders following the sales of four of our UK Gas Distribution networks.

        On behalf of the Board

Helen Mahy
Group Company Secretary and General Counsel
18 May 2005

National Grid Transco plc
Registered office:
1-3 Strand, London WC2N 5EH

Registered in England and Wales: No. 4031152

Summary Directors' Remuneration Report

        I am pleased to present a summary of the Directors' Remuneration Report for 2004/05.

        This year we have thoroughly reviewed the remuneration policies to ensure they continue to reflect best practice and align as closely as possible with the Group's strategic objectives and our shareholders' interests. We have kept the maximum levels of annual bonus unchanged but instead of the share matching arrangement used previously, our Executive Directors, as well as their direct reports, will be paid a proportion of that bonus in shares, which must be retained for three years. This complements our shareholding policy for Executive Directors, which requires them to hold shares worth at least one year's salary. As a result, we will not be using our Share Matching Plan from 2005/06.

        Long-term incentives are now delivered solely through the Performance Share Plan, with the maximum level of grant remaining unchanged from last year at 125% of salary. Over the coming year, we expect to amend the performance measure under this plan to align it more closely with shareholder interests and management's ability to influence performance. No further awards will be made under the Executive Share Option Plan.

        Our other main focus in 2005/06 will be to adjust (with the aim not to enhance) pension arrangements, to take account of changes in pension legislation, to be introduced from April 2006.

        I am confident that our approach continues to align Executive Directors' remuneration with the interests of shareholders whilst maintaining the motivation and engagement of the strong team leading the Group.

        John Grant, Chairman, Remuneration Committee

Role of Remuneration Committee and its Terms of Reference

        The Remuneration Committee is responsible for developing Group policy on executive remuneration and for determining the remuneration of the Executive Directors and the executives below Board level who report directly to the Group Chief Executive. It also monitors the remuneration of other senior employees of the Group and has oversight of the operation of all the Group's share and share option plans. The Committee operates within terms of reference agreed by the Board, which are available on the Group's website or on request from the Group. The Board has accepted all the recommendations made by the Committee during the year.

Remuneration policy

        The Remuneration Committee determines remuneration policies and practices with the aim of attracting, motivating and retaining high calibre Executive Directors and other senior employees who will deliver value for shareholders and high levels of customer service, safety and environmental performance. The Committee sets remuneration policies and practices in line with best practice in the markets in which the Group operates. The remuneration policy is framed around the following key principles:

  •
  total rewards should be set at levels that are competitive in the relevant market;

  •
  a significant proportion of the Executive Directors' total rewards will be performance-based. These will be earned through the achievement of demanding targets for short-term business performance and personal performance, and long-term shareholder value creation; and

  •
  incentive plans, performance measures and targets should be structured to operate soundly throughout the business cycle. They should be prudent and aligned as closely as possible with shareholders' interests.

Executive Directors' remuneration

        Remuneration packages for Executive Directors consist of salary, annual bonus and Share Matching Plan (the latter to be replaced from 2005/06), Performance Share Plan, all-employee share plans, pension contributions and non-cash benefits.

Salary

        Salaries are reviewed annually and targeted at the median position against the relevant market. In determining the relevant market, the Remuneration Committee takes account of the regulated nature of the majority of the Group's operating activities, along with the size, complexity and international scope of the business. For UK-based Executive Directors, a UK market is used, while for US-based Executive Directors, a US market is used. In setting individual salary levels, the Committee takes into account business performance, the individual's experience in the role and salary practices prevailing for other employees in the Group.

Annual Bonus Plan

        Annual bonuses are based on achievement of a combination of demanding Group, individual and where applicable, divisional targets. The principal measures of Group performance are earnings per share (EPS) and cash flow; the main divisional measures are divisional operating profit and divisional cash flow. Individual targets are set in relation to key operating and strategic objectives and include overriding measures of safety and customer service performance. The Remuneration Committee sets targets at the start of the year then at the end of the year reviews performance against those targets to determine bonus levels. The Committee may use its discretion to reduce payments to take account of significant safety or service standard incidents, or increase them in the event of exceptional value creation.

        In 2004/05, UK-based Executive Directors participated in the annual bonus scheme with a maximum bonus opportunity of 75% of base salary. One third of any bonus earned was automatically deferred into shares in the Company through the Share Matching Plan. These may be matched on a 1:1 gross basis after three years, providing the Director is still employed by the Group, resulting in a maximum potential bonus of 100% of base salary. The Remuneration Committee can, at the time of exercise, use its discretion to pay a cash amount equivalent to the value of the dividends that would have accumulated on the matching shares.

        US-based Executive Directors were provided in 2004/05 with a lower maximum bonus opportunity of 62.5%. Each year an additional award, calculated as a proportion (currently 60%) of their annual bonus, is paid to them in National Grid Transco shares or American Depositary Shares (ADSs) and is subject to a minimum three-year holding period. The total maximum value of the annual bonus plan, including deferral, is therefore 100% of base salary. In line with US market practice, US-based Executive Directors' cash bonuses are pensionable.

        The Remuneration Committee believes that requiring Executive Directors to invest a substantial amount of their bonus in National Grid Transco shares increases the proportion of rewards linked to both short-term performance and longer-term total shareholder returns. This practice also acts as a retention tool and ensures that Executive Directors share a significant level of personal risk with the Group's shareholders.

        US-based Executive Directors also participate in the USA Goals Program, a bonus plan covering a large number of US-based employees that can pay up to 5.7% of salary on the achievement of certain earnings and performance targets.

Long-term incentives

Performance Share Plan (PSP)

        Executive Directors receive notional allocations of shares. The value of shares constituting an award (as a percentage of salary) may vary by grade and seniority, subject to a maximum, for Executive Directors, of 125% of salary. Shares vest after three years, subject to the satisfaction of the relevant performance criteria, which is set by the Remuneration Committee at the date of grant. Shares must then be held for a further year, the retention period, after which they are released, subject to the Executive Director's continuing employment with the Group or at the Committee's discretion.

        The performance criteria for this Plan, for the year 2005/06 is currently under review; however, the performance criteria for grants in the year to 31 March 2005 was based on the Group's Total Shareholder Return (TSR) performance over a three-year period, relative to the TSR performance of a group of comparator companies. This comparator group, which is unchanged from the year to 31 March 2004, includes companies in the energy distribution sector, against which National Grid Transco benchmarks its performance for business purposes, and other UK and international utilities.

        In calculating TSR, it is assumed that all dividends are reinvested. No shares will be released if the Group's TSR over the three-year performance period, when ranked against that of each of the comparator companies, falls below the median. For TSR at the median, 30% of the shares awarded will be released. 100% of the shares awarded will be released for TSR ranking at the upper quartile or above. For performance between median and upper quartile against the comparator group, the number of shares released is calculated on a straight-line basis. No retesting of performance is permitted for any shares that do not vest after the three-year performance period and any such shares will lapse.

Executive Share Option Plan

        The Remuneration Committee has decided that no further awards will be made under the Executive Share Option Plan.

All-employee share plans

  •
  Sharesave: Employees resident in the UK, including Executive Directors, are eligible to participate in UK Inland Revenue approved all-employee Sharesave schemes (subject to eligibility based on service).

  •
  Share Incentive Plan (SIP): UK-based Executive Directors are eligible to participate in the SIP (subject to eligibility based on service).

  •
  US Incentive Thrift Plan: US-based Executive Directors are eligible to participate in the Thrift Plan, a tax-advantaged savings plan (commonly referred to as a 401(k) plan) provided for employees of National Grid USA companies.

Pensions

        UK-based Executive Directors, with the exception of Steve Lucas, are members of the National Grid Company Group of the Electricity Supply Pension Scheme. Steve Lucas is a member of the defined benefit section of the Lattice Group Pension Scheme. Both are tax-approved pension schemes.

        Within the National Grid Company Group of the Electricity Supply Pension Scheme (ESPS), only base salary is pensionable. The contractual retirement age for Directors is 63; however, the provisions for participating Executive Directors in the Scheme, are designed to give a pension of two thirds of final salary at age 60, subject to completion of 20 years' service and including any pension rights earned in previous employments. A spouse's pension is payable on the death of the Executive Director. Once payments from the pension have begun, pensions are increased annually in line with price inflation up to a maximum of 5%. For participating Executive Directors affected by the 'earnings cap', there is a restriction on the benefits that can be provided from the tax-approved pension scheme and the Company provides any excess of benefits on salary above the earnings cap on an unfunded basis.

        Within the Lattice Group Pension Scheme, only base salary is pensionable. The provisions for the participating Executive Director (Steve Lucas) are designed to give two thirds of final salary (which may be restricted by remuneration averaged over three years) at normal retirement age of 65, inclusive of any pension rights earned in previous employment. On early retirement after age 60, the accrued pension can be paid with no actuarial reduction in benefit. A dependent's pension is payable on death. Once payments from the pension have begun, pensions are increased annually in line with price inflation. Steve Lucas is subject to the 'earnings cap' and therefore also participates in the Lattice Group Supplementary Benefits Scheme; an unfunded unapproved arrangement that increases retirement benefits to the level which would otherwise have been provided in the Lattice Group Pension Scheme, had they not been subject to the earnings cap.

        Provision has been made in the accounts in respect of unfunded obligations for post-retirement benefits.

        Mike Jesanis participates in a qualified pension plan and an executive supplemental retirement plan provided through National Grid USA. These plans are non-contributory defined benefit arrangements. Participating Executive Directors' benefits are calculated using a formula based on years of service and highest average compensation over five consecutive years. In line with many US plans, the calculation of benefits under the arrangements takes into account salary, bonuses and incentive share awards but not share options. The normal retirement age under the qualified pension plan is 65.

Non-cash benefits

        The Group provides competitive benefits to Executive Directors, such as a fully expensed car or cash alternative in lieu of car and fuel, use of a driver when required, private medical insurance and life assurance. UK-based Executive Directors with less than five years continuous service, who were previously directors of National Grid Group plc, are provided with long-term ill-health insurance. Business expenses incurred are reimbursed in such a way as to give rise to no benefit to the Director.

Share ownership guidelines

        Executive Directors are encouraged to build up and retain a shareholding of at least 100% of annual salary. As a minimum, this should be achieved by retaining 50% of the after-tax gain on any options exercised or shares received through the long-term incentive or all-employee share plans.

Executive Directors' service contracts

        Service contracts for all Executive Directors are set at one year's notice by either party. The Committee operates a policy on mitigation of losses in the event of an Executive Director's employment being terminated by the Group. If this occurs, the departing Executive Director would be expected to mitigate any losses incurred as a result of the termination. Therefore, entitlement to the payment of 12 months' remuneration on early termination is not automatic, but based on the circumstances of the termination.

Non-executive Directors' remuneration

        Non-executive Directors' fees are determined by the Executive Directors. Non-executive Directors' remuneration comprises an annual fee and a fee for each Board meeting attended (with a higher fee for meetings held outside the Director's country of residence), with an additional fee payable for chairmanship of a Board Committee. The Chairman participates in the Company's personal accident and private medical insurance schemes and the Company provides him with life assurance cover, a car (with driver when appropriate) and fuel expenses. Non-executive Directors do not participate in the annual bonus plan or in any long-term incentive scheme, nor do they receive any pension benefits from the Group.

Non-executive Directors' letters of appointment

        The Chairman's letter of appointment provides for a period of six months' notice in order to give the Group reasonable security with regard to his service. The terms of engagement of Non-executive Directors other than the Chairman are also set out in letters of appointment; their initial appointment and any subsequent re-appointment is subject to election.

Directors' emoluments

        The aggregate amount of emoluments paid to or receivable by Directors in respect of qualifying services in the year to 31 March 2005 was £5,045,000.

Executive Directors

	Year ended 31 March 2005				Year ended 31 March 2004
	Salary £000s	Annual bonus £000s	Benefits in kind(i) £000s	Total £000s	Total £000s
Roger Urwin (ii)	701	404	20	1,125	1,051
Steve Lucas (ii) (iii)	395	234	19	648	611
Edward Astle (ii)	375	231	16	622	568
Steve Holliday (ii) (iv)	400	158	22	580	633
Nick Winser (ii) (v) (vi)	335	183	13	531	593
Mike Jesanis (ii) (vii) (viii) (ix)	292	145	9	446	—
Rick Sergel (ii) (x) (xi)	153	76	13	242	735

(i)
Benefits in kind comprise benefits such as a fully expensed car, chauffeur, private medical insurance and life assurance.

(ii)
Each of the Executive Directors is accruing retirement benefits under a defined benefit pension arrangement. No Executive Director except Mike Jesanis and Rick Sergel participates in any money purchase pension arrangement through the Group (see (viii) and (x) below).

(iii)
In November 2004, 83,614 shares, at a market price of 461.80p, were automatically released to Steve Lucas under the Lattice Long Term Incentive Scheme.

(iv)
Steve Holliday will also receive, subject to the completion of the sales of four of the UK gas distribution networks, an additional ex gratia bonus of £80,000 to recognise his leadership of the sales process and the crystallisation of shareholder value at a significant premium to the regulatory value of these assets.

(v)
In the previous year's Directors' Remuneration Report the reported emoluments of Nick Winser included 'Benefits in kind' of £128,000. This figure was overstated and should have been reported as £119,000. The comparative figures provided above reflect the amended total for the year ended 31 March 2004.

(vi)
In addition to the details above, Nick Winser exercised three Share Match awards over 3,546 shares. The market price at the date of exercise was 465p and he was required to pay £1.00 per Share Match exercise. He also received £2,500 in respect of a cash payment in lieu of accrued dividends which was paid when he exercised those shares. Nick Winser also exercised a Sharesave option granted at 337p over 5,007 shares. The market price at the date of exercise was 464.75p.

(vii)
Mike Jesanis' appointment as an Executive Director commenced with effect from 26 July 2004.

(viii)
The Group made contributions in the US worth £2,874 to a money purchase pension arrangement in respect of Mike Jesanis' Thrift Plan participation.

(ix)
Mike Jesanis' bonus includes payments worth £4,524 in respect of his participation in the USA Goals Program (described on page 23).

(x)
Rick Sergel's bonus includes payments worth £2,376 in respect of his participation in the USA Goals Program (described on page 23). Rick Sergel did not receive an additional pension value or severance on his retirement.

(xi)
Rick Sergel received £5,800 for accrued and unused vacation, in addition to the details above.

Non-executive Directors

	Year ended 31 March 2005			Year ended 31 March 2004
	Fees £000s	Other emoluments £000s	Total £000s	Total £000s
Sir John Parker (i) (ii)	375	31	406	326
James Ross (ii)	64	—	64	115
John Grant (ii)	65	—	65	59
Ken Harvey (ii)	58	—	58	44
Paul Joskow (ii)	73	—	73	67
Stephen Pettit (ii)	58	—	58	47
Maria Richter (ii)	66	—	66	29
George Rose (ii)	61	—	61	59
John Allan (ii) (iii)	—	—	—	—

(i)
Sir John Parker's other emoluments comprise benefits in kind such as a fully expensed car, private medical insurance and life assurance.

(ii)
No Non-executive Director participates in any Group pension arrangement.

(iii)
John Allan was appointed to the Board on 1 May 2005.

Performance graph

        The graph below represents the comparative TSR performance of the Group from 31 March 2000 to 31 March 2005. For the period before the Merger, the TSR shown is that of National Grid Group plc.

        The graph represents the Group's performance against the performance of the FTSE 100 index, which is considered suitable for this purpose as it is a broad equity market index of which National Grid Transco is a constituent. It has been produced in accordance with the requirements of Schedule 7A to the Companies Act 1985.

        In drawing this graph it has been assumed that all dividends have been reinvested. The TSR level shown at 31 March each year is the average of the closing daily TSR levels for the 30-day period up to and including that date.

Summary Group Profit and Loss Account for the years ended 31 March

	2005	2004
		(restated)
Turnover, including share of joint ventures'	8,583	9,104
Less: share of joint ventures' turnover—continuing operations	(49)	(48)
Less: share of joint ventures' turnover—discontinued operations	(13)	(23)

Group turnover—continuing operations before acquisition	8,373	8,875
Group turnover—acquisition	148	—
Group turnover—continuing operations	8,521	8,875
Group turnover—discontinued operations	—	158
Group turnover	8,521	9,033
Operating costs	(6,676)	(7,203)

Operating profit of Group undertakings—continuing operations before acquisition	1,829	1,830
Operating profit of Group undertakings—acquisition	16	—
	1,845	1,830
Share of joint ventures' operating profit—continuing operations	6	7
Share of joint ventures' operating profit—discontinued operations	1	—

Operating profit
—Before exceptional items and goodwill amortisation	2,212	2,213
—Exceptional items—continuing operations	(251)	(277)
—Goodwill amortisation	(109)	(99)
Total operating profit	1,852	1,837
Profit on disposal of tangible fixed assets—continuing operations	70	96
Profit on sale of operations—discontinued operations	13	—
Gain on assets held for exchange—discontinued operations	—	226
Net interest	(783)	(822)

Profit on ordinary activities before taxation	1,152	1,337
Taxation
—Excluding exceptional items	(324)	(350)
—Exceptional items	79	89
Total taxation	(245)	(261)

Profit on ordinary activities after taxation	907	1,076
Minority interests	1	(2)

Profit for the year
—Before exceptional items and goodwill amortisation	1,106	1,039
—Exceptional items—operating	(251)	(277)
—Exceptional items—non-operating	83	322
—Exceptional items—taxation	79	89
—Goodwill amortisation	(109)	(99)
Profit for the year	908	1,074
Dividends	(731)	(609)

Profit transferred to profit and loss account reserve	177	465

Earnings per ordinary share
—Basic, including exceptional items and goodwill amortisation	29.5p	35.0p
—Adjusted basic, excluding exceptional items and goodwill amortisation	35.9p	33.9p
—Diluted, including exceptional items and goodwill amortisation	29.3p	34.9p
—Adjusted diluted, excluding exceptional items and goodwill amortisation	35.7p	33.8p
Dividends per ordinary share	23.7p	19.78p

Summary Group Balance Sheets at 31 March

	2005 £m	2004 £m
		(restated)
Fixed assets
Intangible assets	2,003	1,537
Tangible assets	17,746	16,706
Investments	148	151

	19,897	18,394

Current assets	4,814	5,003
Creditors (amounts falling due within one year)	(6,148)	(4,513)

Net current (liabilities)/assets	(1,334)	490

Total assets less current liabilities	18,563	18,884
Creditors (amounts falling due after more than one year)	(12,800)	(13,464)
Provisions for liabilities and charges	(4,372)	(4,149)

Net assets employed	1,391	1,271

Capital and reserves
Called up share capital	309	309
Share premium account	1,289	1,280
Other reserves	(5,131)	(5,131)
Profit and loss account	4,892	4,763

Equity shareholders' funds	1,359	1,221
Minority interests	32	50

	1,391	1,271

        Current assets include £2,498m (2004: £2,708m) of debtors that fall due after more than one year.

        This Summary Financial Statement was approved by the Board of Directors on 18 May 2005 and was signed on its behalf by:

Sir John Parker Chairman

Steve Lucas Group Finance Director

Note to Summary Financial Statement

Differences between UK and US accounting principles

        The Group prepares its accounts in accordance with UK GAAP, which differs in certain respects from US GAAP. The significant adjustments necessary to restate net income and equity shareholders' funds in accordance with USGAAP are set out below:

Net income

	2005 £m	2004 £m
		(restated)
Net income under UKGAAP	908	1,074
Adjustments to conform with US GAAP
Fixed assets—purchase of Lattice	(356)	(364)
Replacement expenditure (net of depreciation)	459	383
Pensions and other post-retirement benefits	59	7
Impairment of goodwill and
other intangible assets	—	(31)
Financial instruments	254	82
Carrying value of Equity Plus
Income Convertible
Securities (EPICs) liability	—	(226)
Severance and integration costs	62	—
Recognition of income	13	(9)
Goodwill amortisation	109	99
Amortisation of intangible assets	(8)	—
Restructuring—purchase of Lattice	2	2
Deferred taxation	(188)	(24)
Other	(10)	5
Total US GAAP adjustments	396	(76)

Net income under US GAAP	1,304	998

Basic earnings per share	42.3p	32.5p

Diluted earnings per share	42.1p	32.4p

Equity shareholders' funds

	2005 £m	2004 £m
		(restated)
Equity shareholders' funds under UK GAAP	1,359	1,221
Adjustments to conform with US GAAP
Fixed assets
—purchase of Lattice and replacement expenditure	7,421	7,318
Goodwill—purchase of Lattice	3,820	3,820
Pensions and other post-retirement benefits	(1,001)	(1,069)
Financial instruments	117	(285)
Severance and integration liabilities	65	3
Recognition of income	(21)	(35)
Goodwill—other acquisitions	233	245
Intangibles—other acquisitions	212	—
Restructuring—purchase of Lattice	(2)	(4)
Ordinary dividends	469	366
Tangible fixed assets
—reversal of partial release of impairment provision	(29)	(32)
Regulatory assets	162	128
Deferred taxation	(2,224)	(1,876)
Other	10	21
Total US GAAP adjustments	9,232	8,600

Equity shareholders' funds under US GAAP	10,591	9,821

Basis of Preparation and Accounting Policies

        The Summary Financial Statement is prepared under the historical cost convention and in accordance with UK GAAP, which differs in certain respects to US GAAP. A reconciliation of net income and equity shareholders' funds from UK GAAP to US GAAP is shown in the Note to the Summary Financial Statement.

        The combination of National Grid Group plc and Lattice Group plc met the merger accounting criteria under UK GAAP and the transaction was accounted for as a merger. The Summary Financial Statement has been prepared on the basis as if Lattice Group plc and National Grid Group plc had always been part of the Group.

        Merger accounting is not permitted under US GAAP. The US GAAP reconciliation is prepared on the basis of acquisition accounting principles, with National Grid Group plc as the acquirer of Lattice Group plc.

        During the year, the Group adopted Financial Reporting Standard (FRS) 20 'Share-based Payment'. The adoption of this standard constitutes a change in accounting policy. Therefore, the impact has been reflected as a prior year adjustment in accordance with Financial Reporting Standard 3.

        For the year ended 31 March 2005, the adoption of FRS 20 has reduced both basic and adjusted operating profit by £16m, reduced basic and adjusted profit for the year by £9m, reduced basic and adjusted earnings per share by 2.9p, and increased net assets employed by £19m. Adjusted profit and earnings are stated before exceptional items and amortisation of goodwill.

        The effect of the adoption of FRS 20 on prior year comparatives is as follows:

For the year ended 31 March 2004	As previously reported £m	Impact of FRS 20 £m		As restated £m
Operating profit
—Before exceptional items and goodwill amortisation	2,238	(25)		2,213
—After exceptional items and goodwill amortisation	1,862	(25)		1,837
Profit for the year
—Before exceptional items and goodwill amortisation	1,064	(25)		1,039
—After exceptional items and goodwill amortisation	1,099	(25)		1,074
Net assets employed	1,263	8		1,271
Basic earnings per share (pence)
—Before exceptional items and goodwill amortisation	34.7p	(0.8	)p	33.9p
—After exceptional items and goodwill amortisation	35.8p	(0.8	)p	35.0p

Independent Auditors' Statement to the Members of National Grid Transco plc

        We have examined the Summary Financial Statement of National Grid Transco plc, which comprises the Summary Group Profit and Loss Account, the Summary Group Balance Sheet, the Summary Directors' Report and the Summary Directors' Remuneration Report.

Respective responsibilities of Directors and Auditors

        The Directors are responsible for preparing the summarised Annual Review in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the summarised Annual Review with the annual financial statements, the Directors' Report and the Directors' Remuneration Report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985, and the regulations made thereunder. We also read the other information contained in the summarised Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

        This statement, including the opinion, has been prepared for, and only for, the Company's members in accordance with Section 251 of the United Kingdom Companies Act 1985, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

        We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement', issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

        In our opinion the Summary Financial Statement is consistent with the annual financial statements, the Directors' Report and the Directors' Remuneration Report of National Grid Transco plc for the year ended 31 March 2005 and complies with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
London
18 May 2005

Independent Verifier's Statement on Operating Responsibly

        National Grid Transco has asked URS Verification Ltd (URSVL) to undertake third party verification of the Operating Responsibly elements of the Annual Report and Accounts 2004/05 and Annual Review 2004/05. Information on the scope of URSVL's verification activities and their opinion may be found on page 82 of the Annual Report and Accounts 2004/05, in the Group's Operating Responsibly 2004/05 booklet and on the Group's website,

        www.ngtgroup.com/responsibility.

Belinda Howell, Director
For and on behalf of URS Verification Ltd
London
May 2005

Shareholder Information

Queries

        With effect from 4 October 2004 Capita Registrars took over the management of National Grid Transco's share register, replacing Lloyds TSB Registrars.

        Any queries from ordinary shareholders should be directed to Capita Registrars:

National Grid Transco Share Register, Capita Registrars,
Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA
Telephone 0870 242 2379 (from outside the UK +44 20 7098 1198)
Textphone 18001 0870 242 2379
Fax 0870 240 1286 (from outside the UK +44 1484 600 702)
email ngt@capitaregistrars.com
website www.ngtgroup.com/shareholders

        Any queries from holders of American Depositary Shares should be directed to The Bank of New York:

The Bank of New York, Shareholders Correspondence,
PO Box 11258, Church Street, New York NY 10286-1258
Telephone 1-800-466-7215 (for international calls +1-610-382-7836)
email shareowners@bankofny.com
website www.adrbny.com

Financial calendar

        The following dates have been announced or are indicative of future dates:

8 June 2005	Ordinary shares go ex-dividend
10 June 2005	Record date for 2004/05 final dividend
25 July 2005	Annual General Meeting
24 August 2005	Payment date for 2004/05 final dividend
17 November 2005	2005/06 interim results
30 November 2005	Ordinary shares go ex-dividend
2 December 2005	Record date for 2005/06 interim dividend
25 January 2006	Payment date for 2005/06 interim dividend
June 2006	Ordinary shares go ex-dividend
June 2006	Record date for 2005/06 final dividend
July 2006	Annual General Meeting
August 2006	Payment date for 2005/06 final dividend

Annual Report and Accounts

        National Grid Transco shareholders will automatically be sent an Annual Review each year, unless they have opted to receive the Annual Report and Accounts. If you wish to receive the Annual Report and Accounts, a larger document containing more detailed information, or wish to stop receiving the larger document and instead receive the shorter Annual Review, you should contact Capita Registrars.

        For the assistance of visually impaired shareholders, audio tape, braille and large print versions of the Annual Review are available. If you wish to receive any of these documents please contact Capita Registrars.

Share dealing

        A low-cost share dealing service is available from Capita Registrars allowing you to buy or sell National Grid Transco shares by telephone or on-line. These methods allow you to know the price of the trade at the time of dealing.

        For more information call 0870 458 4577 (8am–4.30pm) or visit www.capitadeal.com.

        A postal dealing service is also available; for a dealing form please call 0870 162 3116.

        These details are provided for information only and any action you take is at your own risk. If you have any doubt as to the action you should take, you are recommended to seek your own financial advice from your stockbroker, bank manager, accountant or other financial adviser authorised pursuant to the Financial Services and Markets Act 2000.

Individual Savings Accounts

        Individual Savings Accounts (ISAs) for National Grid Transco are available.

        Options include:

  •
  National Grid Transco Maxi stocks and shares ISA (£7,000 for tax year 2005/06);

  •
  National Grid Transco Mini stocks and shares ISA (£4,000 for tax year 2005/06).

        National Grid Transco cannot advise you on what action you should take.

        Further information may be obtained from the Account Manager: National Grid Transco, Stocktrade, 81 George Street, Edinburgh EH2 3ES Telephone 0131 240 0443 website www.stocktrade.co.uk/NGT_Sharedealing/sharedealing_main.htm

ShareGift

        If you hold only a few shares and feel that it would be uneconomical or simply not worthwhile to sell them then you could consider donating your shares to charity via ShareGift.

        ShareGift, a registered charity no. 1052686, specialises in accepting donations of small numbers of shares. Since its launch in 1996, ShareGift has given millions of pounds to hundreds of different UK charities. Without ShareGift, this money would remain locked up in unwanted shares and would never otherwise reach charities.

        To find out more visit www.sharegift.org or call 020 7337 0501. Alternatively contact Capita Registrars who can help arrange the transfer of your shares.

Shareholder networking

        National Grid Transco continues its innovative programme allowing shareholders to learn more about the business by visiting operational sites and meeting Directors and staff. These visits allow us to explain the business to you in person. This year's visit, planned for 5 and 6 December 2005, will include the National Grid Control Centre (electricity transmission) and the gas holder site at Southall. If you would like to take part in this visit, please write to: Shareholder Networking Organiser, NGT House, Warwick Technology Park, Gallows Hill, Warwick CV34 6DA.

Website

        Information about the Group is also available on our website at www.ngtgroup.com. Share price information, previous Annual Report and Accounts and other shareholder information can be found in the Investors section of the site.

        Information relating to capital gains tax base prices for the Group and its predecessors can also be found on the website.

40% minimum

This review is printed on uncoated paper containing a minimum of 25% de-inked post-consumer recycled fibre and 35% pre-consumer recycled fibre or mill broke. The remaining 40% of the fibre comes from well managed forests independently certified according to the rules of the Forest Stewardship Council.

FSC Trademark © 1996 Forest Stewardship Council A.C. SGS-COC-0912

The paper was produced at a mill with ISO 9001, ISO 14001 and FSC accreditation.

Designed and produced by Fishburn Hedges
Photography by Iain Crockart
Printed by St Ives

National Grid Transco plc

1-3 Strand, London WC2N 5EH, United Kingdom

Registered in England and Wales No. 403115

UK Shareholder enquiries: 0870 242 2379
US Shareholder enquiries: 1-800-466-7215
www.ngtgroup.com

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

National Grid Transco plc
By:	/s/ DAVID C FORWARD David C Forward Assistant Secretary

Date: 15 June 2005

QuickLinks

Erratum
Summary Operating and Financial Review
Summary Directors' Report
Summary Directors' Remuneration Report
Summary Group Profit and Loss Account for the years ended 31 March
Note to Summary Financial Statement
Basis of Preparation and Accounting Policies
Independent Auditors' Statement to the Members of National Grid Transco plc
Independent Verifier's Statement on Operating Responsibly
Shareholder Information
SIGNATURE